Exhibit 3.1

FORM OF

CERTIFICATE OF AMENDMENT
OF THE
THIRD AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SCORPIUS HOLDINGS, INC.

Scorpius Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify:

  The Board of Directors of the Corporation (the “Board”) has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation (the “Restated Certificate”) and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Restated Certificate of the Corporation as follows:
  Article IV is hereby amended to add the following paragraph immediately after the first paragraph of Article IV:

“Upon this Certificate of Amendment to the Restated Certificate becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”) the shares of the Corporation’s Common Stock, par value $0.0002 per share, issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall be reclassified as and combined into a smaller number of shares such that every twenty (20) shares of issued and outstanding Common Stock immediately prior to the Effective Time are automatically combined into one (1) validly issued, fully paid and nonassessable share of Common Stock, par value $0.0002 per share (the “Reverse Stocks Split”). Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification and combination following the Effective Time (after taking into account all fractional shares of Common Stock otherwise issuable to such holder) shall be entitled to receive a cash payment equal to the number of shares of the Common Stock held by such stockholder before the Reverse Stock Split that would otherwise have been exchanged for such fractional share interest multiplied by the average closing sales price of the Common Stock as reported on the NYSE American for the ten (10) days preceding the Effective Time.

Each stock certificate or book-entry position that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate or book-entry position shall have been reclassified and combined (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time).”

  This Certificate of Amendment shall be effective at 12:01 AM Eastern Time on January 21, 2025.

[Signature page follows.]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate to be signed by the undersigned duly authorized officer, this ___ day of January, 2025.

SCORPIUS HOLDINGS, INC.

By:	________________________________ Jeffrey Wolf Chairman, Chief Executive Officer and President